Exhibit 99.1
Alfa Held in Contempt for Second Time by US Court; Telenor’s VimpelCom Shares Arrested in Russia
(Fornebu, Norway, New York, New York and Moscow, Russia — 12 March 2009) A US federal court in New York yesterday held four Alfa Group companies in contempt for the second time for their failure to comply with the court’s orders confirming the Kyivstar arbitration award. Shortly after the hearing ended, Telenor heard rumors that a Russian bailiff acting on behalf of Farimex Products, Inc. had arrested all of Telenor’s shares in Russian mobile operator VimpelCom. This was confirmed this morning.
The US Federal Court for the Southern District of New York on 11 March granted Telenor’s motion requesting that Alfa Group companies Altimo, Alpren, Hardlake and Storm be held in contempt of court for their failure to obey orders of the District Court and US Court of Appeals for the Second Circuit upholding Telenor’s arbitration award against Alfa Group subsidiary Storm.
Alfa to pay heavy daily fines
The Court found that none of the four Alfa Group companies had complied with the Court’s 19 November, 2008 order because they failed to deposit Storm’s Kyivstar shares with the Court and ordered Alfa to pay fines of 100,000 USD per day, beginning on 12 March until they comply with the order, with such amount doubling to 200,000 USD per day 30 days thereafter, and to $400,000 per day 30 days after that, and continuing to double every 30 days until they are no longer in contempt. The Court ordered the four Alfa Group companies to secure the dismissal of the collusive EC Venture litigation in Ukraine by 23 March and imposed escalating fines in similar amounts commencing on 24 March if they fail to comply. The Court again ordered Storm to sell its Kyivstar shares by 23 March, unless within that period, Alfa has sold its shares in excess of 5% of Turkcell and Ukrainian High Technologies, with additional fines to be payable in amounts to be determined if they do not comply. The Court also ordered the four Alfa companies to pay Telenor’s attorneys’ fees and costs incurred in connection with the contempt motion.
“No intention of complying”
In his decision, Judge Gerard E. Lynch of the Southern District of New York said:
          It is now crystal clear that there is only one language that Storm understands, and only one way to secure compliance. Nothing else works. And I am finished trying to come up with restrained responses to Storm’s defiance. It is time to do what it takes to secure compliance.
          — [It] is apparent that Storm and the Altimo Entities have had no intention of complying with the Court’s order of
          November 2, 2007 ...
Telenor’s shares arrested
Within less than two hours after Judge Lynch read out his decision at the hearing in New York, Telenor heard rumors that a Russian bailiff working with Farimex had arrested Telenor’s shares in VimpelCom by serving an arrest order on the National Registry Company, VimpelCom’s Moscow share registrar. This was confirmed Thursday morning.

“This is a yet another escalation of the attempts to steal our VimpelCom shares with the aid of Russian courts,” said Jan Edvard Thygesen, Executive Vice President and Head of Telenor’s Central and East European operations. “It seems clear that the arrest order was served in retaliation for Judge Lynch’s decision in New York, and that the arrest of our VimpelCom shares is intended to prevent the enforcement of Judge Lynch’s most recent decision. We have not received an original writ of execution, nor have we received any formal notification of the arrest of our VimpelCom shares. Furthermore we have no intention of paying the outrageous 1.7 billion USD damage claim awarded by the Omsk court based on what we regard as an illegal court ruling. We have appealed the ruling and will request a stay of enforcement proceedings. If, despite our request for a stay, our investment in VimpelCom is stolen, we would regard this as a criminal act against Telenor and its shareholders,” said Thygesen.
In other Russian court proceedings similar to the Farimex case, valuable assets have been auctioned off to obscure entities in non-transparent circumstances in exchange for unsecured promissory notes or other minimal consideration. Telenor has appealed the decision of the Omsk court and believes that that ruling has no merit.
“This is no longer just a dispute between two shareholders, but has entered a phase where illegal acts, supported by Russian courts, will affect Telenor’s shareholders directly and will seriously damage Russia’s reputation internationally. We trust the Russian government will understand how such grave miscarriages of justice can have a huge negative impact on the future of foreign investment in Russia and take actions to prevent this from happening,” said Thygesen.
Telenor holds 29.9 per cent of the voting shares (33.6 per cent of the common shares) in VimpelCom through its subsidiary Telenor East Invest AS.
A complete copy of the transcript of the 11 March hearing in the US District Court and the Court’s 11 March order can be found at: http://www.telenor.com/downloads/second_contempt/
Contact persons:
Dag Melgaard, Communications Manager, Telenor ASA
Tel: +47 901 92 000, e-mail: dag.melgaard@telenor.com
Pål Kvalheim, Vice President, Group Communications, Telenor ASA
Tel: +47 970 44 970, e-mail: pal.kvalheim@telenor.com
Anna Ivanova-Galitsina, PR and Communications Director, Telenor Russia
tel: +7 495 937 9588, e-mail: anna.galitsina@telenor.com
Telenor:
Headquartered in Oslo, Norway, Telenor is an international provider of high quality telecommunications, data and media communication services. Telenor is one of Norway’s largest companies with revenues in 2008 of approx. NOK 111 billion (including Kyivstar) and a work force of more than 40,000 domestically and abroad. Telenor is listed at the Oslo Stock Exchange (TEL).
For more information about the Telenor Group, please visit www.telenor.com.
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